SANDFIRE RESOURCES AMERICA INC.

(FORMERLY TINTINA RESOURCES INC.)

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2018

SANDFIRE RESOURCES AMERICA INC.
(FORMERLY TINTINA RESOURCES INC.)
Management Discussion and Analysis
For the year ended June 30, 2018

Introduction

This Management Discussion and Analysis (“MD&A”) of Sandfire Resources America Inc. (formerly Tintina Resources Inc.) (the “Company”) has been prepared by management as of August 29, 2018 and should be read in conjunction with the accompanying consolidated financial statements and related notes thereto of the Company for the year ended June 30, 2018, which were prepared in accordance with the International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). All dollar figures are expressed in Canadian dollars unless otherwise stated. These documents and additional information on the Company are available on the Company’s website at www.sandfireamerica.com or on SEDAR at www.sedar.com.

SANDFIRE RESOURCES AMERICA INC.
(FORMERLY TINTINA RESOURCES INC.)
Management Discussion and Analysis
For the year ended June 30, 2018

SANDFIRE RESOURCES AMERICA INC.
(FORMERLY TINTINA RESOURCES INC.)
Management Discussion and Analysis
For the year ended June 30, 2018

1.	Executive Summary

Sandfire Resources America Inc. (formerly Tintina Resources Inc.) (the “Company”) is focused on the exploration, development and mining of its 100% owned flagship property, the Black Butte Copper Project in central Montana, USA. The Company is a subsidiary of Sandfire Resources NL. The Company plans to permit, construct and operate a showcase underground copper mining operation using modern environmentally responsible mining and processing technologies to generate significant economic benefits for Montana and the Company’s stakeholders.

With a measured and indicated resource of 11.57 million tonnes with an average grade of 3.57%, the Black Butte Copper Project’s Johnny Lee Deposit is one of the highest grade copper developments currently underway in the world. The Johnny Lee Deposit contains measured resources of 2.66 million tonnes with an average grade of 2.99% Copper (“Cu”) for 79,534 tonnes (175 million lbs) of copper and indicated resources of 8.91 million tonnes with an average grade of 3.74% Cu for 333,390 tonnes (735 million lbs) of copper.

In August 2017, the Company received US$ 1 million ($1,249,553) bridge loan from Sandfire Resources NL (parent) at 5% interest per annum. The loan was repaid on October 31, 2017. Interest paid for the loan was $11,635.

On October 23, 2017, the Company closed its rights offering, issuing 179,743,523 common shares for gross proceeds of $10,784,611. This represents 100% of the total rights offered. The Company's majority shareholder, Sandfire BC Holdings Inc., fully exercised its basic subscription privilege to purchase its pro rata share of the common shares offered in the rights offering, being 140,315,465 common shares. Sandfire’s ownership remains at 78.06% .

On January 2, 2018, the Company appointed Alan Joscelyn to its board of directors. Mr. Joscelyn is a Montana based retired lawyer and active author and writer. Mr. Joscelyn replaces Megan Shroyer on the board and will assume the role of Chairman of the Governance & Nominating Committee as well as a member of the board’s Audit Committee.

On February 2, 2018, the Company changed its name to Sandfire Resources America Inc.

On April 2, 2018, the Company appointed Chris Hedrich to the board of directors. Ms. Hedrich replaces Eric Vincent as an independent board member and currently serves as the senior vice-president and chief loan officer for the Bank of the Rockies, North America, a Montana-based community bank. She is responsible for bank-wide training, policy development and underwriting standards. She has worked at the Bank of the Rockies since 1988. Ms. Hedrich, as an independent director, will become chairman of the Sandfire America audit committee.

On June 6, 2018, the Company appointed Robert Scargill as vice-president of project development and as a director of Sandfire Resources America. Mr. Scargill is an internationally experienced mining engineer responsible for the development and operation of a number of underground mines. Mr. Scargill will be responsible for the development of a bankable feasibility study for the Black Butte Copper Project, and full development of the portal and decline once all regulatory approvals are in place.

On June 11, 2018, the Company’s chief executive officer, John Shanahan, passed away unexpectedly, the Company appointed Robert Scargill as its interim chief executive officer.

SANDFIRE RESOURCES AMERICA INC.
(FORMERLY TINTINA RESOURCES INC.)
Management Discussion and Analysis
For the year ended June 30, 2018

1.	Executive Summary (continued)

On May 30, 2018, Tintina Montana Inc., and Sandfire Resources America Inc. as guarantor, entered into a US$ 1 million ($1,314,067) Bridge Loan Agreement (“the loan”) with Sandfire Resources NL (parent) for short-term funding of day to day operations. Interest on the loan is set at 5% per annum and interest is payable on the last day of each calendar month. Repayment of the loan will be at the earlier of (i) May 30, 2019 or (ii) 7 days after Sandfire Resources America Inc. completes an equity financing with gross proceeds of at least US$ 5 million. The Company accrued interest of $5,219 as of June 30, 2018.

Black Butte Copper Highlights

On August 14, 2017, the Company received notification from the Montana Department of Environmental Quality (”MT DEQ”) that the Mine Operating Permit Application has been determined as Complete and Compliant.

On September 1, 2017, the Montana Public Service Commission approved an agreement between Fergus Electric Cooperative and NorthWestern Energy to provide power to the Black Butte Copper Project via construction of a new 100-kV transmission line.

On September 19, 2017, the Company received a draft Operating Permit from the MT DEQ Hard Rock Mining Bureau which signified formal commencement of the Environmental Impact Statement (“EIS”).

On December 1, 2017, the Company received a Section 404 Permit under the Clean Water Act from the United States Army Corps of Engineers for the disturbance of 0.85 acres of wetlands and 696 linear feet of stream channel which will be mitigated through a pre-certified In-Lieu Fee Program.

During the spring of 2018, the Company conducted a drilling program focused on recovering mineralized core for further metallurgical test work. 16 large-diameter (114 mm diameter) core holes dispersed throughout the Upper Copper Zone (“UCZ”) of the Johnny Lee deposit provided representative samples for metallurgical testing. A total of 2,011 kilograms of mineralized core was prepared for metallurgical testing at Base Metallurgical Laboratories (“BML”) in Kamloops,British Columbia. The results of this test work will support the design of the proposed process flow sheet for the processing plant an integral component of the Bankable Feasibility Study. Two additional core holes pierced the Lower Copper Zone (“LCZ”) of the Johnny Lee deposit and improved knowledge of this zone. A further three core holes were completed outside the known mineralized zones to investigate areas of planned future facilities.

On June 6, 2018, the Company issued a draft air quality permit and received notification from the Montana Department of Environmental Quality (”MT DEQ”) that its MPDES (Montana pollutant discharge elimination system) permit has been deemed Complete and Compliant.

SANDFIRE RESOURCES AMERICA INC.
(FORMERLY TINTINA RESOURCES INC.)
Management Discussion and Analysis
For the year ended June 30, 2018

2.	Fiscal Year 2018 Highlights

Black Butte Copper Summary

Black Butte Copper exploration and evaluation costs increased $3,734,534 from $5,183,144 during the year ended June 30, 2017 (“FY2017”) to $8,917,678 during the year ended June 30, 2018 (“FY2018”). The Company continued to advance the project by analyzing data and gathering information on the development of the Johnny Lee copper deposit.

Qualified Persons

Jerry Zieg, Senior Vice President of Exploration for the Company is a Qualified Person for the purposes of National Instrument 43-101 (“NI 43-101”) and has reviewed and approved the information of a scientific or technical nature contained in this MD&A.

The following table presents the total expenditures incurred on each property to date:

	Black Butte	Other	Total
Resource Properties, net of currency translation	$4,175,210	$-	$4,175,210
Accumulated Exploration and Project Support Costs project to date	27,214,335	41,603	27,255,938
Accumulated Engineering & Environment Costs project to date	9,840,840	-	9,840,840
Accumulated Mining Study Costs project to date	3,188,960	-	3,188,960
Total expenditure at June 30, 2017	$44,419,345	$41,603	$44,460,948
Resource Properties	$739,039	$-	$739,039
Resource Properties - currency translation	70,668	-	70,668
Exploration and Project Support Costs in the year	8,917,678	-	8,917,678
Total expenditure for the year ended June 30, 2018	$9,727,385	$-	$9,727,385
Resource Properties, net of currency translation	$4,984,917	$-	$4,984,917
Accumulated Exploration and Project Support Costs project to date	36,132,013	41,603	36,173,616
Accumulated Engineering & Environment Costs project to date	9,840,840	-	9,840,840
Accumulated Mining Study Costs project to date	3,188,960	-	3,188,960
Total expenditure at June 30, 2018	$54,146,730	$41,603	$54,188,333

SANDFIRE RESOURCES AMERICA INC.
(FORMERLY TINTINA RESOURCES INC.)
Management Discussion and Analysis
For the year ended June 30, 2018

3.	Selected Annual Information

		Twelve months ended				Nine months ended
		June 30,				June 30,
		2018		2017		2016

Total revenues	$	Nil	$	Nil	$	Nil
Loss for the year		$(10,008,510)		$(6,451,749)		$(4,704,896)
Comprehensive loss for the year		$(10,104,903)		$(6,262,123)		$(4,961,777)
Loss per share		$(0.02)		$(0.02)		$(0.02)
Total assets		$8,247,634		$6,044,437		$6,435,736
Total long term liabilities	$	Nil	$	Nil	$	Nil

4.	Results of Operations

Black Butte Copper

The Company incurred $8,917,678 of expenditures on the Black Butte Copper property during FY2018 primarily due to the completion of the MOP application, completion of ancillary permits, receipt of a draft Operating Permit from the MT DEQ, completion of MPDES and the metallurgical sample drilling campaign.

Outlook

Following the issuance of the draft Operating Permit on September 19, 2017, Public Scoping Meetings were held in Great Falls, White Sulphur Springs, Helena, and Livingston, Montana. A Final Scoping Report was issued on December 20, 2017 and will be used as a basis for the issuance of a Draft EIS. A Final EIS is expected by year end 2018 and a Record of Decision is anticipated in early 2019.

Black Butte Copper Exploration

The property contains sediment-hosted zones of massive sulfide mineralization originally explored by Cominco American Inc. (“Cominco”) and BHP/Utah International (“BHP”) during the 1980’s and early 1990’s. The drilling undertaken by Cominco American Inc. and BHP had encountered significant zones of strata-bound copper sulfide with cobalt in multiple bedded pyrite zones in the lower part of the Precambrian Belt Super group; this same stratigraphic unit hosts the Sullivan zinc-lead-silver deposit. The Company began core drilling on the property on September 15, 2010. Since then, the Company has drilled a total of 58,695 metres on the property.

Corporate Expenditure Summary

-

The Company incurred a comprehensive loss of $10,104,903 or $0.02 per share during FY2018 as compared to a comprehensive loss of $6,262,123 or $0.02 per share during FY2017, representing an increase in comprehensive loss of $3,842,780.

During the years ended June 30, 2018 and 2017:

-	Director and management fees during FY2018 decreased by $10,506 compared to FY2017 primarily due to changes to the board of directors during 2018.

-	Salary and wages during FY2018 decreased by $224,061 compared to FY2017 due to changes in senior management during 2018.

SANDFIRE RESOURCES AMERICA INC.
(FORMERLY TINTINA RESOURCES INC.)
Management Discussion and Analysis
For the year ended June 30, 2018

4.	Results of Operations (continued)

-	During FY2018, exploration and evaluation costs increased by $3,734,534 compared to FY2017 primarily due to an increase in activities at site and increased focus on permitting.

-	Office, administration and miscellaneous costs increased by $56,271 during FY2018 compared to FY2017.

-	Professional fees increased by $208,386 during FY2018 compared to FY2017 due to permitting related activities.

-

The majority of foreign currency reserve (“FCR”) represents the differences arising from the translation of foreign subsidiaries from the functional currency in United States dollars to the reporting currency of the Company in Canadian dollars. FCR is accumulated in foreign currency reserve until the disposal of a subsidiary. A disposal or partial disposal will result in a realized foreign exchange gain or loss which will be recorded in earnings.

The Company’s cash and cash equivalents at June 30, 2018 totalled $2,075,605 compared to $1,737,148 in 2017.

Accounts payable and accrued liabilities at June 30, 2018 increased by $226,464 compared to 2017 primarily due to an increase in vendor accruals related to the Black Butte Copper Project.

The Company had an accumulated deficit as at June 30, 2018 of $92,786,092 compared to $82,777,092 in 2017 which has been funded primarily by the issuance of equity. The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon obtaining additional financing sufficient to cover its operating costs.

5.	Summary of Quarterly Results

The following is a summary of the Company’s results for the eight most recently completed quarters ended June 30, 2018. These results are taken from the interim and annual consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to interim financial statements. The results are presented in Canadian dollars.

		Total		Basic and Diluted
Quarter Ended		Revenues	Loss for the Period	Loss Per share
September 30, 2016	$	Nil	$(1,467,692)	$(0.01)
December 31, 2016	$	Nil	$(1,961,516)	$(0.01)
March 31, 2017	$	Nil	$(1,354,560)	$(0.00)
June 30, 2017	$	Nil	$(1,667,981)	$(0.00)
September 30, 2017	$	Nil	$(1,190,201)	$(0.00)
December 31, 2017	$	Nil	$(1,320,083)	$(0.00)
March 31, 2018	$	Nil	$(4,723,693)	$(0.01)
June 30, 2018	$	Nil	$(2,774,533)	$(0.01)

During the quarter ended September 30, 2016, the Company submitted a response to the first round of questions from the MT DEQ. The Company continued metallurgical testing.

During the quarter ended December 31, 2016, the Company received a second round of questions from the MT DEQ regarding its MOP application. The Company received a 310 Permit from the Meagher County Conservation District.

SANDFIRE RESOURCES AMERICA INC.
(FORMERLY TINTINA RESOURCES INC.)
Management Discussion and Analysis
For the year ended June 30, 2018

5.	Summary of Quarterly Results (continued)

During the quarter ended March 31, 2017, the Company received a 318 Authorization and 401 Water Quality Certification from the MT DEQ.

During the quarter ended June 30, 2017, the Company submitted a response to the second round of questions from the MT DEQ and received a third round of response comments. The Company commenced preparing a response to the third round of questions.

During the quarter ended September 30, 2017, the Company responded to the third round of response comments and received notification of Completeness and Compliance for its MOP Application. The Company was issued a Draft Operating Permit from the MT DEQ) Hardrock Mining Bureau. In addition, the Company entered into a Mining Lease Agreement for purpose of mineral exploration and mining in certain lands located in Meagher County, Montana for an initial term of 30 years.

During the quarter ended December 31, 2017, the Company received a Section 404 Permit under the Clean Water Act from the United States Army Corps of Engineers. A Final Scoping Report for the EIS was issued.

During the quarter ended March 31, 2018, the Company continued to provide baseline data for Air Quality and MPDES permits.

During the quarter ended June 30, 2018, the Company was issued a draft air quality permit and has received notification that its MPDES (Montana pollutant discharge elimination system) permit has been deemed complete and compliant by the MT DEQ. The draft air quality permit is subject to a 30-day comment period ending July 5, 2018, and a draft MPDES permit is expected to be included in the draft EIS, which will be released in the coming months.

6.	Liquidity and Capital Resources

As at June 30, 2018, the Company reported working capital of $486,617. Net increase in cash and cash equivalents for the year ended June 30, 2018 was $448,452, leaving cash on hand in the amount of $2,075,605.

Current assets excluding cash at June 30, 2018 consist of amounts receivable of $43,539, prepaid expenses and other assets of $78,187 and reclamation bond of $286,145.

Current liabilities as at June 30, 2018 consist of accounts payable and accrued liabilities of $682,792 and loan payable of $1,314,067.

During the year ended June 30, 2018, the Company incurred a net loss of $10,008,510 (2017: $6,451,749), the Company’s cash and cash equivalents was $2,075,605 (2017: $1,737,148) and working capital was $486,617 (2017: $1,405,467). The Company is currently completing the final step in the permitting process for the development of the Blakc Butte Copper Project, which is the Environmental Impact Statement (EIS). A draft EIS is expected this fall. As a result, the company is yet to achieve profitability and experiences operating losses and significant negative cash flow. The Company has concluded that the working capital as held at June 30, 2018 is insufficient to fund planned expenditures for at least the next twelve months. Unless additional funds are raised, the Company will have insufficient funds to realize its assets and discharge its liabilities in the normal course of business.

SANDFIRE RESOURCES AMERICA INC.
(FORMERLY TINTINA RESOURCES INC.)
Management Discussion and Analysis
For the year ended June 30, 2018

6.	Liquidity and Capital Resources (continued)

The conditions described above indicate the existence of material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern. The Company plans to address this uncertainty by raising additional funds in the capital markets in fiscal year 2019. Many factors influence the Company’s ability to raise funds, and there is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital. These financial statements do not contain any adjustments to the amounts that may be required should the Company be unable to continue as a going concern. Such adjustments could be material.

7.	Off-Balance Sheet Arrangements and Commitments

At the date of this MD&A, the Company had no off-balance sheet arrangements. Commitments to incur exploration and evaluation costs are detailed in Note 7 and 15 of the Consolidated Financial Statements for the year ended June 30, 2018.

8.	Transactions with Related Parties

The following key management personnel compensation and related party transactions took place during the financial year:

	June 30, 2018	June 30, 2017

Short-term benefits	$716,922	$1,590,301
Share-based payments	79,314	116,650
Professional fees paid to BridgeMark Financial Corp. and Jackson and Company	28,626	14,280
Total remuneration	$824,862	$1,721,231

The remuneration of directors and other members of key management is included in short-term benefits and share-based payments.

BridgeMark Financial Corp. (“Bridgemark”) and Jackson and Company are companies owned by the officer of the Company. These companies perform financial accounting and bookkeeping services.

As of June 30, 2018, the Company has a loan payable to Sandfire Resources NL for $1,314,067 and accrued interest of $5,219.

During the year ended June 30, 2018, Sandfire Resources NL paid exploration expenses amounting to $298,120 on behalf of the Company. These amounts are repaid by the Company at 7.5% mark up according to a charge back policy with Sandfire Resources NL.

Included in accounts payable and accrued liabilities were $6,426 (2017: $Nil) payable to Bridgemark and $28,149 (2017: $Nil) payable to Sandfire Resources NL.

SANDFIRE RESOURCES AMERICA INC.
(FORMERLY TINTINA RESOURCES INC.)
Management Discussion and Analysis
For the year ended June 30, 2018

9.	Changes in Accounting Policies

The preparation of financial statements in conformity with IFRS requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses.

A detailed summary of the Company’s significant accounting policies is included in Note 2 and 3 of the Consolidated Financial Statements for the years ended June 30, 2018 and 2017.

10.	Financial Instruments and Other Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy has three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 - other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
Level 3 - inputs are for the asset or liabilities that are not based on observable market data (unobservable inputs).

As at June 30, 2018, the carrying value of cash and cash equivalents, amounts receivable and accounts payable approximates their fair value due to their short terms to maturity. The Company’s financial assets and liabilities are classified as Level 1.

Liquidity Risk

The Company manages liquidity risk by maintaining an adequate cash balance. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities.

Interest Rate Risk

The Company’s cash and cash equivalents are subject to interest rate price risk. The Company’s interest rate risk management policy for cash and cash equivalents is to purchase highly liquid investments with a term to maturity of three months or less on the date of purchase. The Company does not engage in any hedging activity. The Company earned $Nil in interest income during the year ended June 30, 2018.

Credit Risk

The Company maintains substantially all of its cash with major financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits.

Commodity Price Risk

The Company is exposed to price risk with respect to commodity prices. The Company’s ability to raise capital to fund exploration and development activities may be subject to risks associated with fluctuations in the market price of commodities.

SANDFIRE RESOURCES AMERICA INC.
(FORMERLY TINTINA RESOURCES INC.)
Management Discussion and Analysis
For the year ended June 30, 2018

10.	Financial Instruments and Other Instruments (continued)

Foreign Currency Risk

As the Company operates on an international basis, currency risk exposures arise from transactions and balances denominated in foreign currencies. The Company’s foreign exchange risk arises primarily with respect to the U.S. dollar. A significant portion of the Company’s cash and cash equivalents, accounts payable, and expenses are denominated in U.S. dollars. Fluctuations in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. TheCompany does not engage in any hedging activity.

There have been no changes in the Company’s objectives and policies for managing the above-mentioned risks and there has been no significant change in the Company’s exposure to each risk during the year ended June 30, 2018.

As at June 30, 2018, a 10% change in U.S. dollar against Canadian dollar would result in a $0.1 million (2017: $0.1 million) decrease or increase in the Company's net other comprehensive loss.

11.	Subsequent Events

On July 25, 2018, the Company provided an update on activities at the Black Butte Copper Project.

The 2018 spring drilling program focused on recovering mineralized core for further metallurgical testwork. Sixteen large-diameter (114-millimetre diameter) diamond drill holes dispersed throughout the upper copper zone (UCZ) of the Johnny Lee deposit provided representative samples for metallurgical testing. These holes also delivered further clarification of the geology within the UCZ.

A total of 2,011 kilograms of mineralized core has been prepared for metallurgical testing at Base Metallurgical Laboratories (BML) in Kamloops, B.C. BML employs worldwide recognized experts in base metal froth flotation recovery testing. The results of this testwork will support the design of the proposed process flow sheet for the processing plant which is an integral component of the bankable feasibility study, and will allow modelling of recoverable copper within the mineralized zones to optimize scheduling.

Two additional diamond drill holes pierced the lower copper zone (LCZ) of the Johnny Lee deposit and improved knowledge of this zone.

An additional three diamond drill holes were completed outside the known mineralized zones to investigate areas of planned future facilities.

SANDFIRE RESOURCES AMERICA INC.
(FORMERLY TINTINA RESOURCES INC.)
Management Discussion and Analysis
For the year ended June 30, 2018

12.	Business Operations

The Company was incorporated on July 30, 1998 under the laws of British Columbia and is a mining exploration and development company. The Company is a subsidiary of Sandfire Resources NL. The address of the Company’s corporate and head office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, Canada.

Effective February 2, 2018, the Company changed its name to Sandfire Resources America Inc. and its stock symbol on the TSX Venture Exchange to "SFR.V" and “SRAFF” on the U.S. OTC Market.

The Company is in the process of evaluating and permitting its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition thereof.

During the year ended June 30, 2018, the Company completed a simplification restructuring removing two unnecessary subsidiaries. Following the simplification, the Company now has one wholly owned subsidiary, Tintina Montana Inc. (“TMI”), which in turn wholly owns the Black Butte copper underground project.

13.	Outstanding Share Data

Summary of Outstanding Share Data at the date of this report:

a.	Authorized: Unlimited common shares without par value.
	Issued and outstanding:	503,281,865 common shares

b.	Stock options:
	Options outstanding:	12,670,000

c.	Warrants:
	Warrants outstanding:	40,000,000

SANDFIRE RESOURCES AMERICA INC.
(FORMERLY TINTINA RESOURCES INC.)
Management Discussion and Analysis
For the year ended June 30, 2018

14.	Disclosure Controls

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management, particularly during the period in which the annual filings are being prepared.

Management has also designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of the consolidated financial statements for the year ended June 30, 2018, in accordance with IFRS.There has been no change in the Company’s disclosure controls and procedures or in the Company’s internal control over financial reporting that occurred during the most recently completed period that has materially affected, or is reasonably likely to materially affect, the Company’s disclosure controls and procedures or internal control over financial reporting.

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures in place as at June 30, 2018. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer of the Company concluded that the design and operations of these controls and procedures were effective.

The Chief Executive Officer and Chief Financial Officer of the Company have also evaluated the effectiveness of the Company’s internal control over financial reporting in place as at June 30, 2018. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer of the Company concluded that the design and operations of the internal control over financial reporting was effective.

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com. The shareholders will be kept informed of any material changes.

15.	Forward-looking Statements

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects", “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or variations or the negative of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information.

SANDFIRE RESOURCES AMERICA INC.
(FORMERLY TINTINA RESOURCES INC.)
Management Discussion and Analysis
For the year ended June 30, 2018

15.	Forward-looking Statements (continued)

Forward-looking information includes, but is not limited to, statements regarding:

•	analyses and other information based on expectations of future performance and planned work programs;
•

the Updated Technical Report and Preliminary Economic Assessment for the Black Butte Copper Project, Montana dated July 12, 2013 (the “Updated PEA”), including estimates of capital, sustaining and operating costs, anticipated internal rates of return, mine production, estimated recoveries, mine life, estimated payback period and net present values;

•	permitting time lines and requirements;
•	requirements for additional capital, and the potential effect of any notices of environmental conditions relating to mineral claims;
•

planned exploration and development of properties and the results thereof, including profitability of the Black Butte Copper Project, its anticipated environmental impact and the anticipated effect of mine design;

•	the sufficiency of the Company’s current capital resources to carry out its planned exploration activities and operations through fiscal year 2019;
•	completion of any new technical reports, including a feasibility study on the Black Butte Copper Project;
•	evaluation of the potential impact of future accounting changes; and
•	estimates concerning the carrying value of properties.

Statements concerning mineral resource estimates may also constitute forward-looking information to the extent that such statements involve estimates of the mineralization that may be encountered if a property is developed. Any forward-looking information is stated as of the date of this document or as of the date of the effective date of information described in this MD&A, as applicable, and the Company does not intend, and does not assume any obligation, to update such forward-looking information to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events unless required to do so by law or regulation.

With respect to forward-looking information contained herein, the Company has applied several material factors or assumptions that the Company believes are reasonable. Such material factors and assumptions include, but are not limited to, in addition to other assumptions set out in the Updated PEA, that any additional financing needed will be available on reasonable terms; that the exchange rates for the U.S. and Canadian currencies will be consistent with the Company's expectations; that the current exploration and other objectives concerning the Black Butte Copper Project can be achieved and that the Company's other corporate activities will proceed as expected; that the assumptions underlying mineral resource estimates are valid and that no unforeseen accident, fire, ground instability, flooding, labor disruption, equipment failure, metallurgical, environmental or other events that could delay or increase the cost of development will occur; that capital, sustaining and operating costs will be as estimated; that the proposed mine plan and recoveries will be achieved; that the current price and demand for copper and other metals will be sustained or will improve; that general business and economic conditions will not change in a materially adverse manner and that all necessary governmental approvals for the planned exploration and development of the Black Butte Copper Project, including final approval of the Company’s application for the MOP, will be obtained in a timely manner and on acceptable terms; and the continuity of economic and political conditions and operations of the Company.

SANDFIRE RESOURCES AMERICA INC.
(FORMERLY TINTINA RESOURCES INC.)
Management Discussion and Analysis
For the year ended June 30, 2018

15.	Forward-looking Statements (continued)

The forward-looking information contained herein is subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by such forward-looking information. In addition to those discussed in the Company's public disclosure record, such risks and other factors include, among others, those related to:

•	fluctuations in capital markets and share prices;
•	the Company’s ability to obtain necessary financing to fund the completion of further exploration programs or the development of its mineral properties and the expected use of proceeds;
•	the Company's dependence on a single mineral project;
•	the Company's dependence on key personnel;
•	the Company's operations and contractual obligations;
•	results of exploration activities not being consistent with management's expectations;
•	changes in estimated mineral resources, grade or recovery rates;
•	future prices of metals;
•	availability of third party contractors, supplies and equipment;
•	failure of equipment to operate as anticipated;
•	accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry;
•	interference with the Company's exploration or development activities by environmental activists or other special interest groups;
•	the Company’s principal property being located in the USA, including political, economic and regulatory uncertainty;
•	environmental risks, including environmental matters under, or changes to, U.S. federal and Montana rules and regulations;
•	impact of environmental remediation requirements;
•	the Company’s mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
•	community relations;
•	the nature of mineral exploration and mining and the uncertain commercial viability of certain mineral deposits;
•	delays in obtaining, or inability to obtain governmental approvals, licenses, or permits, including final approval of the Company's application for the MOP for the Black Butte Copper Project;
•	the Company's lack of operating revenues;
•	costs of compliance, or failure to comply, with governmental regulations;
•	currency fluctuations (particularly the Canadian dollar and United States dollar); and
•	estimates used in the Company’s financial statements proving to be incorrect.

This is not an exhaustive list of the factors that may affect the Company’s forward-looking information. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in the forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on such forward-looking information.

SANDFIRE RESOURCES AMERICA INC.
(FORMERLY TINTINA RESOURCES INC.)
Management Discussion and Analysis
For the year ended June 30, 2018

16.	Risk Factors

The securities of the Company are highly speculative and subject to the risks typically associated with the mining industry. A prospective investor should not consider an investment in the Company unless the investor is capable of sustaining an economic loss of their entire investment. The risks associated with the Company’s business include:

Inability to Permit a Mine at the Black Butte Copper Project

The Company may ultimately be unable to secure the necessary permits under United States Federal and Montana State laws to build and operate a mine at the Black Butte Copper Project. In the ordinary course, the Company’s permitting process will require the receipt of, among other things, a 404 permit from the USACE and an operating permit from the MT DEQ. Obtaining the necessary government permits is a complex, time-consuming and costly process. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those expected by the Company.

Inability to Permit a Mine at the Black Butte Copper Project (continued)

It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company would not proceed with the development or operation of a mine at the Black Butte Copper Project.

Litigation

The Company has in the past been, and may in the future be, subject to legal proceedings seeking to prevent or impair the Company’s pursuit of its Black Butte Copper Project. Any such litigation will increase costs and may cause delays in the Company’s plans. Given the uncertain nature of these actions, the Company cannot reasonably predict the outcome thereof. If the Company is unable to resolve these matters favorably and without excess cost, it will likely have a material adverse effect of the Company.

The Black Butte Copper Project is Subject to Organized Opposition

The Black Butte Copper Project faces organized opposition from certain individuals and organizations who are motivated to preclude any possible mining in the Smith River watershed. Accordingly, one of the greatest risks to the Black Butte Copper Project is seen to be political/permitting risk which may ultimately preclude construction of a mine at the Black Butte Copper Project. Opposition may include legal challenges to exploration and development permits, which may delay or halt development. Other tactics may also be employed by opposition groups to delay or frustrate development at Black Butte, including political and public advocacy, electoral strategies, media and public outreach campaigns and protest activity.

SANDFIRE RESOURCES AMERICA INC.
(FORMERLY TINTINA RESOURCES INC.)
Management Discussion and Analysis
For the year ended June 30, 2018

16.	Risk Factors (continued)

Compliance with environmental requirements will take considerable resources and changes to these requirements could significantly increase the costs of developing the Black Butte Copper Project and could delay these activities

Although the Company has designed the Black Butte Copper Project to meet or exceed all applicable environmental laws, environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to the Company of carrying out its exploration and, if warranted, development of the Black Butte Copper Project. Further, compliance with new or additional environmental legislation may result in delays to the exploration and, if warranted, development activities.

Negative Operating Cash Flow

The Company currently has a negative operating cash flow and will continue to have that for the foreseeable future. Accordingly, the Company will require substantial additional capital in order to fund its future exploration and development activities. The Company does not have any arrangements in place for this funding and there is no assurance that such funding will be achieved when required. Any failure to obtain additional financing or failure to achieve profitability and positive operating cash flows will have a material adverse effect on its financial condition and results of operations.

Risk of Secure Title or Property Interest

There can be no certainty that title to any property interest acquired by the Company or any of its subsidiaries is without defects. Although the Company has taken reasonable precautions to ensure that legal title to its properties is properly documented, there can be no assurance that its property interests may not be challenged or impugned. Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

The Black Butte Project Does Not Contain Any Ore Reserves or Any Known Body of Economic Mineralization

Although there are known bodies of mineralization on the Black Butte Copper Project, and the Company has completed core drilling programs within, and adjacent to, the deposits to determine measured and indicated resources, there are currently no known reserves or body of commercially viable ore and the Black Butte Copper Project must be considered an exploration and feasibility evaluation project only. Extensive additional work is required before the Company can ascertain if any mineralization may be economic and hence constitute “ore”.

SANDFIRE RESOURCES AMERICA INC.
(FORMERLY TINTINA RESOURCES INC.)
Management Discussion and Analysis
For the year ended June 30, 2018

16.	Risk Factors (continued)

Mineral Resources Disclosed by the Company for the Black Butte Copper Project are Estimates Only

The Company has included mineral resource estimates that have been made in accordance with NI 43- 101. These resource estimates are classified as “measured resources”, “indicated resources” and “inferred resources”. The Company advises investors that while these terms are mandated by Canadian securities administrators, the SEC does not recognize these terms. Investors are cautioned not to assume that any part or all of mineral deposits classified as "measured resources" or "indicated resources" will ever be converted into ore reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource is economically or legally mineable.

All amounts of mineral resources are estimates only, and the Company cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that the Black Butte Copper Project will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized material which is not mineral reserves does not have demonstrated economic viability. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and actual results of mining. There can be no assurance that any future economic or technical assessments undertaken by the Company with respect to the Black Butte Copper Project will demonstrate positive economics or feasibility.

The Company’s consolidated financial statements have been prepared assuming the Company will continue on a going concern basis

The Company’s Annual Financial Statements have been prepared on the basis that the Company will continue as a going concern. The Company has prioritized the allocation of available financial resources in order to meet key corporate and Black Butte Copper Project expenditure requirements throughout the fiscal year 2018. Additional financing will be required for continued corporate expenditures and expenditures at the Black Butte Copper Project. The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interest are entirely dependent upon the existence of economically recoverable mineral reserves at the Black Butte Copper Project, the ability of the Company to finance its operating costs, the completion of the exploration and development of the Black Butte Copper Project, obtaining the necessary permits to mine, and on future profitable production at the Black Butte Copper Project. Furthermore, failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which would likely differ significantly from their going concern assumption carrying values.

SANDFIRE RESOURCES AMERICA INC.
(FORMERLY TINTINA RESOURCES INC.)
Management Discussion and Analysis
For the year ended June 30, 2018

16.	Risk Factors (continued)

The Black Butte Copper Project is the Company’s only mineral property interest

The Black Butte Copper Project is the Company’s only mineral project. The Company’s principal business objective is to advance the Black Butte Copper Project. If the Company is not successful in its plans, the Company may have to seek a new mineral property to explore or acquire an interest in a new mineral property or project. The Company anticipates that such an outcome would adversely impact the price of the Company’s common shares. Furthermore, the Company anticipates that its ability to raise additional financing to fund exploration of a new property or the acquisition of a new property or project would be impaired as a result of the failure to establish commercial viability of the Black Butte Copper Project.

If prices for copper decline, the Company may not be able to raise the additional financing required to fund expenditures for the Black Butte Copper Project

The ability of the Company to raise financing to fund the Black Butte Copper Project will be significantly affected by changes in the market price of copper. The price of copper is volatile, and is affected by numerous factors beyond the Company’s control. The level of interest rates, the rate of inflation, the world supplies of and demands for copper and the stability of exchange rates can all cause fluctuations in copper prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The price of copper has fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration and development of copper projects with the result that the Company may not have sufficient financing with which to fund its activities.

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business

Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, inclement weather, seismic activity, cave-ins and mechanical equipment failure are inherent risks in exploration, development and mining operations. As is generally the case in the mining industry, these and other hazards may cause, among other things, injuries or death to employees, contractors or other persons at the Company’s mineral properties, destruction of the Company’s property, plant and equipment and mineral properties, and other adverse consequences, and may result in the suspension of the Company’s exploration and development activities and any future production activities. Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents.

The Company competes with larger, better capitalized competitors in the mining industry

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over the Company. The Company faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than The Company possesses. As a result of this competition, the Company may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms the Company considers acceptable or at all.

SANDFIRE RESOURCES AMERICA INC.
(FORMERLY TINTINA RESOURCES INC.)
Management Discussion and Analysis
For the year ended June 30, 2018

16.	Risk Factors (continued)

The Company is subject to many risks that are not insurable and, as a result, the Company will not be able to recover losses through insurance should such certain events occur

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. The Company may become subject to liability for damages, cave-ins or other hazards against which it cannot insure. The payment of such liabilities could increase the Company’s operating expenses which could, in turn, have a material adverse effect on the Company’s financial position and its results of operations. Although the Company maintains liability insurance in an amount which we consider adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant liabilities and costs that could materially increase the Company’s operating expenses.

The Company Will Require Additional Funding to Meet the Development Objectives of the Black Butte Copper Project

The Company will need to raise additional financing (share issuances, debt or asset level partnering) to achieve permitting and development of the Black Butte Copper Project. In addition, a positive production decision at the Black Butte Copper Project would require significant capital for project engineering and construction. Accordingly, the continuing development of the Black Butte Copper Project will depend upon the Company’s ability to obtain financing through debt financing, equity financing, the joint venturing of the project, or other means. There can be no assurance that the Company will be successful in obtaining the required financing, or that it will be able to raise the funds on terms that do not result in high levels of dilution to shareholders.